Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 14, 2024 to Prospectus dated February 21, 2023

Registration No. 333-269879

DOMINION ENERGY, INC.

FINAL TERM SHEET

November 14, 2024

2024 Series C Enhanced Junior Subordinated Notes due 2055
Principal Amount:	$1,250,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3 (stable outlook) / BBB- (stable outlook) / BBB- (stable outlook)

Trade Date:	November 14, 2024

Settlement Date (T+2)**:	November 18, 2024

Final Maturity Date:	May 15, 2055

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2025

Interest Rate:	From and including the original issuance date to, but excluding, May 15, 2035 (the First Reset Date) at the rate of 6.625% per year and from and including the First Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.207%, to be reset on each Reset Date

Optional Deferral of Interest:	Up to 10 consecutive years per deferral

Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date

Tax Event Call:	In whole, but not in part, at 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event

Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event

Price to Public:	100.000% of the principal amount

Proceeds to the Company Before Expenses:	99.000% of the principal amount

CUSIP/ISIN:	25746U DV8/US25746UDV89

Joint-Book Running Managers:	BofA Securities, Inc., Goldman Sachs & Co. LLC, Wells Fargo Securities, LLC, BNP Paribas Securities Corp., Mizuho Securities USA LLC and Santander US Capital Markets LLC

The terms “Reset Period,” “Five-year U.S. Treasury Rate,” “Reset Interest Determination Date,” “Reset Date,” “Tax Event” and “Rating Agency Event” have the meanings given in the issuer’s preliminary prospectus supplement dated November 14, 2024.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated November 14, 2024, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BofA Securities, Inc.	1-800-294-1322 (toll-free)
Goldman Sachs & Co. LLC	1-866-471-2526 (toll-free)
Wells Fargo Securities, LLC	1-800-645-3751 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the notes will be made against payment for the notes on the Settlement Date, which will be the second business day following the date of this final term sheet (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this final term sheet will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.